UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Rush Enterprises, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

781846209 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781846209	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Wells Fargo & Company Tax Identification No. 41-0449260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

five percent or less
12	TYPE OF REPORTING PERSON

HC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Rush Enterprises, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

555 I.H. 35 South, Suite 500 New Braunfels, TX 78130

Item 2	(a)	Name of Person Filing:

Wells Fargo & Company

Item 2	(b)	Address of Principal Business Office or if none, Residence:

1. Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104

Item 2	(c)	Citizenship:

1. Wells Fargo & Company: Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

781846209

Item 3	The person filing is a:

1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

Item 4	Ownership:

See Items 5-11 of the cover page. Information as of April 30, 2006.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 25, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Capital Management Incorporated (1)

Wells Fargo Bank, National Association (2)

Wells Fargo Funds Management, LLC (1)

(1)	Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).